For Immediate Release

John Rogers Accelerates CEO Transition

Stephen P. DeFalco Appointed President and CEO Effective July 1, 2005

Toronto - June 23, 2005 - MDS Inc. (NYSE:MDZ) (TSX:MDS) a company providing enabling products and services to the global health and life sciences industries, announced today that John Rogers has accelerated the senior management transition plan at MDS by stepping down as President and CEO but will remain on the Board as Vice Chair until October 31, 2005. He will be succeeded as President and CEO by Stephen P. DeFalco, currently the Chief Operating Officer, effective July 1, 2005, at which time Mr. DeFalco will also join the MDS Board of Directors.

"The Board of Directors and I have tremendous confidence in Stephen's ability to assume the role of President and CEO at this time," said John Rogers, President and CEO. "I will be available for consultation as Vice Chair until October 31, 2005, and I have no hesitation in turning the leadership of MDS over to Stephen. We have been impressed with his level of understanding and capability and see that his significant experience in strategy, operations and leadership have prepared him well for the CEO role."

"My priority will be to improve the operating performance of the MDS businesses, in particular MDS Pharma Services," said Stephen P. DeFalco. "This underscores our commitment to increasing shareholder value."

Mr. DeFalco, who joined the company as COO on June 6, 2005, came to MDS from U.S. Genomics where he was Chairman and CEO. Prior to his role at U.S. Genomics, Mr. DeFalco served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. While there, Mr. DeFalco led the acquisition and turnaround of the $500 million revenue, 2,400 employee Instruments division. Mr. DeFalco transformed declining sales into growth, launched over 30 new products and successfully completed a number of acquisitions and joint ventures. Mr. DeFalco's execution of a Six Sigma operational improvement program at the company was recognized with the Today's Chemist at Work Award for Quality in 2001 and the Award for Technical Innovation in 2002.

Mr. DeFalco has held senior management positions at United Technologies and McKinsey & Company in their high technology sector. He has also led product development teams at IBM. Mr. DeFalco holds an MS in Management from the Sloan School of Management at MIT, an MS in Computer Engineering from Syracuse University and a BS in Mechanical Engineering from MIT.

MDS Inc. has more than 9,000 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

MDS Contact Information:

Investors: Sharon Mathers Vice-President, Investor Relations 416 675 6777 ext. 2695	Media: Mike Nethercott Vice-President, Corporate Marketing and Communications 416 675 6777 ext. 4656